ATTACHMENT A

Total Preferred Stock Depositary Shares Repurchased	1,095,853
Conversion to Common	2.74
Number of Common Equivalent Shares	3,002,637

Repurchase Dates	Preferred Stock Depositary Shares Repurchased	Common Equivalent Shares	Days Outstanding During the Quarter	Weighted Average Computation (a)
November 13, 2006	1,044,007	2,860,579	43	123,004,905
November 28, 2006	35,700	97,818	58	5,673,444
November 29, 2006	14,446	39,582	59	2,335,340
December 13, 2006	1,700	4,658	73	340,034
Total Repurchased	1,095,853			131,353,723
			Divide by 92 Days (Days in the Quarter)	92
			Weighted Average Incremental Common Equivalent Shares	1,427,758

(a) The Weighted Average Computation is equal to the Common Equivalent Shares times the Days Outstanding during the quarter.